Exhibit 99.1

February 20, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently the principal accountants for Fresenius Medical Care AG & Co. KGaA (the “Company”) and under the date of February 20, 2020, we reported on the consolidated financial statements of Fresenius Medical Care AG & Co. KGaA and its subsidiaries as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019.

On May 16, 2019, we were notified that the Company’s Supervisory Board recommended the appointment of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) to serve as the Company’s new principal accountant for the year ending December 31, 2020 and KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) has declined to stand for re-election upon completion of the audit of Company’s consolidated financial statements as of and for the year ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, and the issuance of our reports thereon.

We have read the Company statements included under Item 16F on Form 20-F to be filed February 20, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that subject to approval at its 2020 Annual General Meeting the Company anticipates that the Audit and Corporate Governance Committee will appoint PwC. We are also not in a position to agree or disagree with the Company’s statement that PwC were not engaged regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on the Company’s consolidated financial statement or the effectiveness of internal control over financial reporting. Nor are we in a position to agree or disagree with the Company’s statement that PwC did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) on Form 20-F.

Very truly yours,

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

February 20, 2020